Agile Therapeutics, Inc.

180 Park Avenue, Suite 101

Florham Park, NJ 07932

August 28, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:      Agile Therapeutics, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-280233

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Agile Therapeutics, Inc. (the “Company”) hereby requests that, effective as of August 28, 2024 or as soon thereafter as practicable, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-280233), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on June 14, 2024.

The Company submits this request for withdrawal as the selling securityholder named in the Registration Statement will not be pursuing the contemplated public offering of the securities covered by the Registration Statement as a result of the cancellation of all of such securities in connection with the Company’s recently consummated merger transaction.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement, and no preliminary prospectus contained in the Registration Statement has been distributed.

If you have any questions or require any further information, please contact the Company’s counsel, Morgan, Lewis & Bockius LLP, by calling Bryan S. Keighery at (617) 341-7269.

Very truly yours,

Agile Therapeutics, Inc.

By:	/s/ Alfred Altomari
Name:	Alfred Altomari
Title	Authorized Signatory

cc:      Bryan S. Keighery, Morgan, Lewis & Bockius LLP